(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	The North Carolina Capital Management Trust (the trust): Cash Portfolio Term Portfolio (the funds) File No. (811-03455)

Ladies and Gentlemen:

On behalf of the above-referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 is the Notice, Proxy Statement, Solicitation Letter, and forms of Proxy mailed to shareholders of the funds, as well as the script to be used for touch-tone voting and screen prints for internet voting. Also included in this filing are the forms of email notifications that will be sent to shareholders that have opted to receive proxy materials electronically and a buckslip that will be included in a paper proxy package that is sent to a shareholder if an email failure has occurred.

The Annual Report to shareholders was filed for The North Carolina Capital Management Trust pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Notice, Proxy Statement, and Forms of Proxy are tagged to indicate changes made since the preliminary filing on July 2, 2015.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group